Exhibit (a)(1)(G)

Form of Reminder E-mail — Dates may change if expiration date of Offer is extended

The ICx Technologies, Inc. Offer to Exchange Certain Outstanding Options for New Options (referred to as the “Offer” or “Offer to Exchange”) is still currently open. Please note that the Offer to Exchange your eligible options will expire at 11:59:59 p.m. (midnight), Eastern Time, on September 8, 2009, unless we extend the Offer.

According to our records, you have not yet submitted an Election Form for your Eligible Options. Participation in the Offer is voluntary; however, if you would like to participate in the Offer, you must complete an Election Form before the expiration of the Offer. If you need an additional Election Form, please contact Jessica Bartlow at (703) 678-2111 or jessica.bartlow@icxt.com. A properly signed and completed Election Form must be received via email, facsimile, Federal Express or similar delivery service, or by hand delivery by 11:59:59 p.m. (midnight), Eastern Time, on September 8, 2009 by:

Jessica Bartlow

ICx Technologies, Inc.

2100 Crystal Drive

Arlington, VA 22202

jessica.bartlow@icxt.com

Phone: (703) 678-2111

Fax: (703) 678-2112

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Only documents that are complete, signed and actually received by Jessica Bartlow by the deadline will be accepted. Documents submitted by any other means, including U.S. mail or other post are not permitted. If you have questions, please direct them to Jessica Bartlow (703) 678-2111 or jessica.bartlow@icxt.com.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the Election Form; (3) the Instructions Forming Part of the Terms and Conditions of the Offer; and (4) the Agreement to Terms of Election. You may access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.